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June 27, 2024

BY EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Tamika Sheppard
Tim Buchmiller

Re:	CERo Therapeutics Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 5, 2024
File No. 333-279156

Ladies and Gentlemen:

This letter is submitted on behalf of CERo Therapeutics Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated June 13, 2024 (the “Comment Letter”) with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on June 5, 2024 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	With respect to first paragraph, you disclose that this prospectus relates to the resale of up to 29,393,459 shares of common stock, but the aggregate of the number of shares indicated in clauses (i) through (vi) does not appear to reconcile to 29,393,459 shares of common stock. Please advise or revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the Cover Page of the Prospectus included in Amendment No. 2 to correct the total number of shares issued to Selling Securityholders (as defined in the Registration Statement) in the Business Combination (as defined in the Registration Statement) offered for resale in clause (i) and the resulting total of clauses (i) through (vii).

2.	We note your revisions in response to prior comment 1. Please continue to revise to disclose the exercise price of the Common Warrants and the Preferred Warrants.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure on the Cover Page of the Prospectus included in Amendment No. 2.

3.	As requested by prior comment 2, please update your cover page to discuss your ability to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure on the Cover Page of the Prospectus included in Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Cero

Liquidity and Capital Resources, page 124

4.	As requested by prior comment 4, discuss the effect of this offering on the company’s ability to raise capital.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has provided this disclosure in the Liquidity and Capital Resources subsection of the Management’s Discussion and Analysis of Financial Condition and Results of Operations of CERo section included in Amendment No. 2 on page 129.

Exhibit 5.1, page II-4

5.

Please tell us how the 35,773,704 shares referred to in clause (a)(x), and the 2,055,709 shares referred to in clause (a)(x)(i), of the opinion ties to your disclosure or file a revised opinion as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised this disclosure in Exhibit 5.1 of Amendment No. 2 and revised such Exhibit 5.1 to correct the share numbers in conformance with the changes made in response to Comment 1 above.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at sdavis@goodwinlaw.com or (212) 813-8804.

Sincerely,

/s/ Stephen Davis
Stephen Davis, Esq.

cc:	Brian Atwood, CERo Therapeutics Holdings, Inc.

Jeffrey A. Letalien, Goodwin Procter LLP